

March 5, 2021

Christopher Thompson
Chief Executive Officer
TriplePulse, Inc.
3103 Neilson Way, Suite D
Santa Monica, CA 90405

> **Re: TriplePulse, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed February 8, 2021**
> **File No. 024-11329**

Dear Mr. Thompson:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 27, 2020 letter.

<u>Offering Statement on Form 1-A/A filed February 8, 2021</u>

<u>General, page i</u>

1. In future filings, please file as correspondence a letter that addresses each of our comments.

2. The notes to the Offering Circular Cover Page Fee Table indicate that "the company will pay a cash commission of 3.5% to StartEngine Primary," while disclosure on page 16 states that StartEngine Primary will charge investors a non- refundable processing fee equal to 3.5% of the amount they invest at the time they subscribe in the securities. Please clarify whether the 3.5% cash commission/fee will be paid by investors. If so, please revise the offering price on the cover page to reflect the offering price per share after accounting for the cash commission/processing fee paid by the investor to StartEnginge

Primary. Confirm that the cash commission/processing fee will be included in the aggregate purchase price paid by an investor when calculating the maximum amount that non-accredited investors may invest under Rule 251(d)(2)(i)(C) under the Securities Act. In the alternative, provide a detailed analysis as to why the cash commission should not be included in the aggregate purchase price.

The Subscription Agreement includes an exclusive venue provision..., page 12

3.   You disclose that the State of California will be the sole and exclusive forum for certain claims. Section 8 of your subscription agreement filed as exhibit 4.1 discloses that the exclusive forum provision applies to any state or federal court located within the State of California. Please revise your disclosure here and in your "Provisions of Note in Our Subscription Agreement" on page 19 to clearly describe that your subscription agreement exclusive forum provision applies to any state or federal court located within the State of California.

Bonus Shares; Discounted Price for Certain Investors, page 16

4.   We note that you will absorb the cost of the issuance of any bonus shares. Please clarify if the estimated offering expenses of $ $426,500 include the costs associated with the issuance of the bonus shares.

Financial Statements, page F-1

5.   Please update your financial statements pursuant to Part F/S (b)(3) of Form 1-A, and revise your Management's Discussion and Analysis and other relevant sections of the filing to provide updated financial information. Provide updated discussions of the impact of the COVID-19 pandemic on your business, the status of the Economic Injury Disaster Loan that was not yet funded as of August 25, 2020, and any other relevant matters.

6.   Please revise all sections of the filing, including the disclosures on page 16, to present all per share dollar amounts rounded to the closest cent (i.e., only two decimal points) so as not to imply a higher degree of accuracy than exists.

    You may contact Effie Simpson, Staff Accountant at (202) 551-3346 or Martin James, Senior Advisor at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Jay Ingram, Legal Branch Chief at (202) 551-3397 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing